Filed by iVillage Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed to be filed pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934.

Subject: Women.com Networks, Inc.

Commission File No.: 333-56150

To: iVillage Team
From: Carl Fischer
Sent: Thursday, June 14, 2001 11:54 AM

As many of you know, there is a special meeting of iVillage stockholders tomorrow, June 15th at 10:00 AM. While employees are welcome to attend this meeting, we do not believe your attendance is necessary. The meeting is expected to be quite short and will focus on the technical legal requirements for approval of the Women.com merger and related transactions. We will report the results in a follow up e:mail shortly following the meeting. Please let me know if you have any questions.

Carl R. Fischer IV
Vice President | Corporate Communications iVillage Inc.
512 Seventh Avenue, 13th Floor
New York, New York 10018
212.600.6502 (direct)
212.600.6555 (fax)
917.346.2388 (mobile)
cfischer@mail.ivillage.com